AB
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10027861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GRF Capital Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6506 South Lewis Avenue, Suite 160
(No. and Street)

Tulsa (City) Oklahoma (State) 74136-1020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary R. Fishel 918-744-1333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sutton Robinson Freeman & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2727 East 21st Street, Suite 600, Tulsa, OK 74114-3537
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/9/2010

OATH OR AFFIRMATION

I, Gary R. Fishel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRF Capital Investors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Oklahoma
County of Tulsa

Signature

President
Title

Notary Public

Subscribed & sworn before me, this 24th day of February, 2010

Notary Public Oklahoma
OFFICIAL SEAL
NANCY J. WINCHELL
Tulsa County
01014382 Exp. 8-28-13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRF Capital Investors, Inc.

FINANCIAL STATEMENTS
And Supplementary Information

YEARS ENDED DECEMBER 31, 2009 AND 2008

WITH

INDEPENDENT AUDITORS' REPORT

Hood CPAs PC
Sutton, Robinson & Freeman

HOOD SUTTON ROBINSON FREEMAN, CPAs, P.C.

GRF Capital Investors, Inc.
Financial Statements
And Supplementary Information
Years Ended December 31, 2009 and 2008

Contents

Hood PC
Sutton, Robinson & Freeman

INDEPENDENT AUDITORS' REPORT

Sole Director and Stockholders GRF Capital Investors, Inc.:

We have audited the accompanying statement of financial condition of GRF Capital Investors, Inc. (an Oklahoma corporation) as of December 31, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2008 were audited by another firm and their report dated February 19, 2009 expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, Is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hood Sutton, Robinson & Freeman CPAs, P.C.

Hood Sutton Robinson & Freeman CPA's, P.C.

Tulsa, Oklahoma
February 19, 2010

1821 SE Washington Blvd., Bartlesville, OK 74006 • Phone: 918-336-7600 Fax: 918-333-7600
2727 E 21st Street, Suite 600, Tulsa, OK 74114 • Phone: 918-747-7000 Fax: 918-743-7525

GRF Capital Investors, Inc.
Statements of Financial Condition
December 31, 2009 and 2008

Assets

	2009	2008
Current Assets		
Cash and Cash Equivalents	$ 3,169	$ 6,535
Accounts Receivable	4,422	4,674
Accounts Receivable-Officer/Stockholder	32,115	34,623
Prepaid Expenses	300	300
	40,006	46,132
Property and Equipment		
Office Equipment and Furniture, at cost (net of accumulated depreciation of $38,720 and $37,904 for 2009 and 2008, respectively)	4,636	5,452
Other Assets		
Deposit with Clearing	25,000	25,000
Other Assets	3,197	3,202
	28,197	28,202
Total Assets	$ 72,839	$ 79,785

Liabilities and Stockholders' Equity

	2009	2008
Current Liabilities:		
Accounts Payable and accrued liabilities	$ 7,042	$ 4,186
Commitments and Contingencies		
Stockholders' Equity:		
Common Stock, $0.01 par 5,000,000 shares authorized, 530,800 issued and outstanding	5,308	5,308
Paid-in-Capital	408,692	408,692
Accumulated Deficit	(348,203)	(338,401)
Total Stockholders' Equity	65,797	75,599
Total Liabilities and Stockholders' Equity	$ 72,839	$ 79,785

The accompanying notes and supplementary information are an integral part of these financial statements

GRF Capital Investors, Inc.
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Comissions	$ 110,822	$ 133,286
Other Revenue	17,995	22,199
	128,817	155,486
Expenses:		
Employee Expenses	70,701	98,958
Clearing Expenses	19,208	18,953
Office Equipment and Rental	21,822	21,162
Communications Expenses	11,959	15,455
Other Operating Expenses	14,179	14,314
Depreciation	816	709
	138,685	169,551
Operating Income (Loss)	(9,868)	(14,065)
Other Income Expense		
Interest Income	66	759
	66	759
Net Income (Loss)	$ (9,802)	$ (13,306)

The accompanying notes and supplementary information are an integral part of these financial statements

GRF Capital Investors, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

	Shares	Common Stock	Paid-in-Capital	Retained Earnings	Total
Balance December 31, 2007	530,800	$ 5,308	$ 408,692	$ (325,095)	$ 88,905
Net Income (Loss)	-	-	-	(13,306)	(13,306)
Balance December 31, 2008	530,800	$ 5,308	$ 408,692	$ (338,401)	$ 75,599
Net Income (Loss)	-	-	-	(9,802)	(9,802)
Balance December 31, 2009	530,800	$ 5,308	$ 408,692	$ (348,203)	$ 65,797

GRF Capital Investors, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities		
Net income (loss)	$ (9,802)	$ (13,306)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	816	709
(Gain) loss on disposal of property	-	66
(Increase) decrease in accounts receivable	2,759	(3,761)
Increase (decrease) in accounts payable	2,856	(487)
(Increase) decrease in other assets	5	90
Total Adjustments	6,436	(3,383)
Net Cash Provided by (Used in) Operating Activities	(3,366)	(16,689)
Cash Flows From Investing Activities		
Plant and equipment purchases	-	(1,583)
Insurance proceeds from theft loss	-	1,476
Net Cash Provided by (Used in) Investing Activities	-	(107)
Net Increase (Decrease) In Cash And Cash Equivalents	(3,366)	(16,796)
Cash And Cash Equivalents At Beginning Of Year	6,535	23,331
Cash And Cash Equivalents At End Of Year	$ 3,169	6,535

The accompanying notes and supplementary information are an integral part of these financial statements

GRF CAPITAL INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 1 – Organization and Business

GRF Capital investors, Inc., (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

Note 2- Summary of Significant Accounting Policies

Commission Revenues

The Company records customer securities transactions and the related commission revenues and expenses on a settlement date basis, which is not materially different than if transactions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purposes using the trade date.

Possession or Control Requirement

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(K)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

Estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted In the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those amounts.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and investments in money market funds, which are readily convertible into cash.

Note 2 - Summary of Significant Accounting Policies (continued)

Office Equipment and Furniture:

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2009 and 2008 of $816 and $709, respectively, is reflected in other operating expenses in the accompanying statements of operations.

Income Taxes:

The Company accounts for income taxes in accordance with the provisions of statement of Financial Accounting Standards (SFAS") No. 109, "*Accounting for Income Taxes*", which is codified at (FASB ASC 740, "Income Taxes"). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

Uncertain Tax Positions:

On January 1, 2009, the Company adopted the provisions of FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*, which is codified at (FASB ASC 740, "Income Taxes"). FIN 48 clarifies the accounting for uncertainty in tax positions. FIN 48 requires the recognition of the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit, based on the technical merits of the position.

The adoption of FIN 48 had no impact on the Company's financial statements at December 31, 2009, or for the year then ended, as the Company had no uncertain tax positions which qualified for recognition or disclosure in the financial statements. Accordingly, there were no unrecognized tax benefits at either December 31, 2009 and 2008.

Reclassifications:

Certain reclassifications have been made to the financial statements for the year ended December 31, 2008 to conform to the presentation of the financial statements for the year ended December 31, 2009.

Note 3 - Related Party Transactions

Certain stockholder brokers of the Company maintain accounts with the Company that did not generate any commission revenues during 2009 and 2008. An officer - stockholder of the Company owns an interest in a Limited Liability Company which accounted for approximately 0.0% and 0.1% of the commission revenue of the Company for the years ended December 31, 2009 and 2008, respectively.

Note 4 - Income Taxes

Significant components of the Company's net deferred tax asset at December 31, 2009 and 2008 were as follows:

	2009	2008
Net operating loss carryforward	$ 81,200	$ 91,600
Difference in tax and book depreciation	(900)	(1,000)
Difference in commissions due to trade dates and settlement dates	-	-
Deferred tax asset before valuation allowance	80,300	90,600
Less valuation allowance	80,300	90,600
Net deferred tax asset	$ -	$ -

The Company has carryforwards of net operating losses available for income tax reporting purposes of approximately $218,000, which can be used to reduce future taxable income. The net operating loss carryforwards will begin to expire in 2010 if not utilized prior to that time.

Note 5 – Commitments and Contingencies

The Company entered into a lease agreement for office space in April 2005 that expired in June 2008. The Company negotiated a new lease in May 2009 and will expire in May 2011 unless renewed before the expiration date. Total rental expense paid in 2009 and 2008 was $21,822 and $21,708, respectively.

In the normal course of business, the clearing broker extends credit to customers introduced to it by the Company. The Company is contingently liable for any customer account deficits with the clearing broker that the customer does not satisfy. The clearing broker and the Company seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The clearing broker and the Company also seek to control counter party credit risk through the use of credit approvals, credit limits and collateral requirements.

For the year ended December 31, 2009 the Company has experienced a loss of $9,802. The Company has implemented a plan to reduce costs and increase operating efficiencies. Management believes this plan should significantly enhance the Company's outlook for the future.

During the 2008 year, transactions with one account of the Company resulted in 20% of the total commissions for the year.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2009 the Company had net capital of $25,528 which was $20,528 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1.

Note 7 – Liabilities Subordinated To Claims of General Creditors

During the years ended December 31, 2009 and 2008 there were no liabilities subordinated to the claims of general creditors. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been Included in these financial statements.

GRF Capital Investors, Inc.
Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1
As of December 31, 2009

Net Capital		
Total Stockholders' Equity		$ 65,797
Less Nonallowable Assets:		
Other Accounts Receivable (net)	$ 32,115	
Office Equipment (net)	4,636	
Other Assets	3,497	40,248
Tenative Net Capital		25,549
Haircut on Securities		(21)
Net Capital		25,528
Minimum Capital Requirement		5,000
Net Capital in Excess of Minimum		$ 20,528
Aggregate Indebetedness		
Total Liabilities		$ 7,042
Less Nonaggregate Indebtedness		-
Total Aggregate Indebtedness		$ 7,042
Total Aggregate Indebtedness to Net Capital		.27 to 1

Schedule II

GRF Capital Investors, Inc.
Reconciliation of the Computation of Net Capital Under Rule 15c3-1
As of December 31, 2009

Net Capital per FOCUS IIA (Unaudited), December 31, 2009	$ 25,528
Net Adjustments	-
Net Capital Per Accompanying Schedule I	$ 25,528

Hood CPAs PC
Sutton, Robinson & Freeman

Mr. Gary Fishel, President
GRF Capital Investors, Inc.
6506 S. Lewis, Suite 160
Tulsa, Oklahoma 74136

Dear Mr. Fishel:

In connection with our audit of the financial statements of GRF Capital Investors, Inc. as of December 31, 2009 and for the year then ended, we determined that there was no material difference between the calculation of net capital reflected on Schedule I to the financial statements and the calculation of net capital reflected on Form X-17A-5, Part IIA. In addition, as of December 31, 2009, there were no liabilities subordinated to the claims of general creditors.

Hood Sutton, Robinson & Freeman CPAs, P.C.

Tulsa, Oklahoma
February 19, 2010

1821 SE Washington Blvd., Bartlesville, OK 74006 • Phone: 918-336-7600 Fax: 918-333-7600
2727 E 21st Street,Suite 600,Tulsa, OK 74114 • Phone: 918-747-7000 Fax: 918-743-7525

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Sole Director and Stockholders
GRF Capital Investors, Inc.:

In planning and performing our audit of the financial statements of GRF Capital Investors, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated In rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1821 SE Washington Blvd., Bartlesville, OK 74006 • Phone: 918-336-7600 Fax: 918-333-7600
2727 E 21st Street,Suite 600,Tulsa, OK 74114 • Phone: 918-747-7000 Fax: 918-743-7525

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hood Sutton, Robinson & Freeman CPAs, P.C.

Hood Sutton Robinson & Freeman, CPAs, P.C.

Tulsa, Oklahoma
February 19, 2010